UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________
FORM 6-K
________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2020
Commission File Number 1-10928
________________________________________
INTERTAPE POLYMER GROUP INC.
________________________________________
9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 13, 2020	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.
Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2020

Unaudited Interim Condensed Consolidated Financial Statements

Consolidated Earnings	2

Consolidated Comprehensive Income	3

Consolidated Changes in Equity	4 to 5

Consolidated Cash Flows	6

Consolidated Balance Sheets	7

Notes to Unaudited Interim Condensed Consolidated Financial Statements	8 to 21

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended March 31,
(In thousands of US dollars, except per share amounts)
(Unaudited)

	Three months ended March 31,
	2020	2019
	$	$
Revenue	278,872	277,823
Cost of sales	219,961	220,027
Gross profit	58,911	57,796
Selling, general and administrative expenses	30,849	32,683
Research expenses	3,333	3,168
	34,182	35,851
Operating profit before manufacturing facility closures, restructuring and other related charges	24,729	21,945
Manufacturing facility closures, restructuring and other related charges	651	304
Operating profit	24,078	21,641
Finance costs (income) (Note 3)
Interest	7,798	7,693
Other income, net	(1,132)	(655)
	6,666	7,038
Earnings before income tax expense	17,412	14,603
Income tax expense (Note 4)
Current	2,355	1,175
Deferred	881	2,896
	3,236	4,071
Net earnings	14,176	10,532

Net earnings (loss) attributable to:
Company shareholders	14,238	10,491
Non-controlling interests	(62)	41
	14,176	10,532

Earnings per share attributable to Company shareholders (Note 5)
Basic	0.24	0.18
Diluted	0.24	0.18
The accompanying notes are an integral part of the interim condensed consolidated financial statements. Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.
Consolidated Comprehensive Income
Periods ended March 31,
(In thousands of US dollars)
(Unaudited)

	Three months ended March 31,
	2020	2019
	$	$
Net earnings	14,176	10,532
Other comprehensive (loss) income
Items that will be subsequently reclassified to net earnings:
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 8)	(2,972)	(1,103)
Reclassification adjustments for amounts recognized in earnings related to interest rate swap agreements (Note 8)	—	(85)
Change in cumulative translation adjustments	3,835	(3,645)
Net (loss) gain arising from hedge of a net investment in foreign operations (2) (Note 8)	(19,939)	4,681
Total other comprehensive loss	(19,076)	(152)
Comprehensive (loss) income for the period	(4,900)	10,380

Comprehensive (loss) income for the period attributable to:
Company shareholders	(4,573)	10,328
Non-controlling interests	(327)	52
	(4,900)	10,380

(1)
Presented net of deferred income tax benefit of $614 and $279 for the three months ended March 31, 2020 and 2019, respectively. Refer to Note 8 for additional information on the Company’s cash flow hedges.

(2)
Presented net of deferred income tax benefit of $45 and nil for the three months ended March 31, 2020 and 2019, respectively. Refer to Note 8 for additional information on the Company’s hedge of net investment in foreign operations.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Three months ended March 31, 2019
(In thousands of US dollars, except for number of common shares)
(Unaudited)

				Accumulated other comprehensive loss
				Cumulative translation adjustment account	Reserve for cash flow hedges				Total equity attributable to Company shareholders	Non-controlling interests
	Capital stock		Contributed surplus								Total equity
	Number	Amount				Total	Deficit
		$	$	$	$	$	$		$	$	$
Balance as of December 31, 2018	58,650,310	350,267	17,074	(24,170)	2,490	(21,680)	(95,814)		249,847	11,581	261,428
Transactions with owners
Exercise of stock options (Note 7)	17,500	159							159		159
Change in excess tax benefit on exercised share-based awards		5	(5)						—		—
Change in excess tax benefit on outstanding share-based awards			194						194		194
Share-based compensation (Note 7)			110				(56)	(1)	54		54
Share-based compensation expense credited to capital on options exercised (Note 7)		44	(44)						—		—
Dividends on common shares (Note 7)							(8,213)		(8,213)		(8,213)
	17,500	208	255				(8,269)		(7,806)		(7,806)
Net earnings							10,491		10,491	41	10,532
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (2) (Note 8)					(1,103)	(1,103)			(1,103)		(1,103)
Reclassification adjustments for amounts recognized in earnings related to interest rate swap agreements (Note 8)					(85)	(85)			(85)		(85)
Change in cumulative translation adjustments				(3,656)		(3,656)			(3,656)	11	(3,645)
Net gain arising from hedge of a net investment in foreign operations (Note 8)				4,681		4,681			4,681		4,681
				1,025	(1,188)	(163)			(163)	11	(152)
Comprehensive income (loss) for the period				1,025	(1,188)	(163)	10,491		10,328	52	10,380
Balance as of March 31, 2019	58,667,810	350,475	17,329	(23,145)	1,302	(21,843)	(93,592)		252,369	11,633	264,002

(1)	Presented net of income tax benefit of $19 for the three months ended March 31, 2019.

(2)	Presented net of deferred income tax benefit of $279 for the three months ended March 31, 2019.
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Three months ended March 31, 2020
(In thousands of US dollars, except for number of common shares)
(Unaudited)

				Accumulated other comprehensive loss
				Cumulative translation adjustment account	Reserve for cash flow hedges			Total equity attributable to Company shareholders	Non-controlling interests
	Capital stock		Contributed surplus							Total equity
	Number	Amount				Total	Deficit
		$	$	$	$	$	$	$	$	$
Balance as of December 31, 2019	59,009,685	354,559	16,782	(21,632)	(1,070)	(22,702)	(87,899)	260,740	11,488	272,228
Transactions with owners
Change in excess tax benefit on outstanding share-based awards			500					500		500
Share-based compensation (Note 7)			167					167		167
Dividends on common shares (Note 7)							(8,706)	(8,706)		(8,706)
	—	—	667				(8,706)	(8,039)		(8,039)
Net earnings (loss)							14,238	14,238	(62)	14,176
Other comprehensive (loss) income
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 8)					(2,972)	(2,972)		(2,972)		(2,972)
Change in cumulative translation adjustments				4,100		4,100		4,100	(265)	3,835
Net loss arising from hedge of a net investment in foreign operations (2) (Note 8)				(19,939)		(19,939)		(19,939)		(19,939)
				(15,839)	(2,972)	(18,811)		(18,811)	(265)	(19,076)
Comprehensive (loss) income for the period				(15,839)	(2,972)	(18,811)	14,238	(4,573)	(327)	(4,900)
Balance as of March 31, 2020	59,009,685	354,559	17,449	(37,471)	(4,042)	(41,513)	(82,367)	248,128	11,161	259,289

(1)	Presented net of deferred income tax benefit of $614 for the three months ended March 31, 2020.

(2)	Presented net of deferred income tax benefit of $45 for the three months ended March 31, 2020.
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended March 31,
(In thousands of US dollars)
(Unaudited)

	Three months ended March 31,
	2020	2019
	$	$
OPERATING ACTIVITIES
Net earnings	14,176	10,532
Adjustments to net earnings
Depreciation and amortization	15,001	14,669
Income tax expense	3,236	4,071
Interest expense	7,798	7,693
Share-based compensation benefit	(3,952)	(1,436)
Gain on foreign exchange	(1,668)	(1,200)
Pension and other post-retirement expense related to defined benefit plans	541	516
Other adjustments for non-cash items	2,051	162
Income taxes paid, net	(4,233)	(487)
Contributions to defined benefit plans	(359)	(300)
Cash flows from operating activities before changes in working capital items	32,591	34,220
Changes in working capital items
Trade receivables	(5,161)	(4,624)
Inventories	(10,950)	(14,858)
Other current assets	556	1,930
Accounts payable and accrued liabilities and share-based compensation liabilities, current	(32,770)	(34,708)
Provisions	(354)	(458)
	(48,679)	(52,718)
Cash flows from operating activities	(16,088)	(18,498)

INVESTING ACTIVITIES
Acquisition of subsidiary, net of cash acquired	(36,656)	—
Purchases of property, plant and equipment	(7,457)	(17,850)
Other investing activities	155	(596)
Cash flows from investing activities	(43,958)	(18,446)

FINANCING ACTIVITIES
Proceeds from borrowings	159,916	74,799
Repayment of borrowings	(73,763)	(33,415)
Interest paid	(2,991)	(3,977)
Dividends paid	(8,807)	(8,189)
Other financing activities	—	(83)
Cash flows from financing activities	74,355	29,135

Net increase (decrease) in cash	14,309	(7,809)
Effect of foreign exchange differences on cash	(1,917)	39
Cash, beginning of period	7,047	18,651
Cash, end of period	19,439	10,881
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of US dollars)

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash	19,439	7,047
Trade receivables	140,445	133,176
Inventories	197,436	184,937
Other current assets	23,374	22,287
	380,694	347,447
Property, plant and equipment	403,905	415,311
Goodwill (Note 9)	152,368	107,677
Intangible assets	110,796	115,049
Deferred tax assets	27,905	29,738
Other assets	9,391	10,518
Total assets	1,085,059	1,025,740

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	123,443	145,051
Share-based compensation liabilities, current (Note 7)	3,988	4,948
Provisions, current	1,459	1,766
Borrowings and lease liabilities, current	25,371	26,319
	154,261	178,084
Borrowings and lease liabilities, non-current	569,061	482,491
Pension, post-retirement and other long-term employee benefits	16,879	17,018
Share-based compensation liabilities, non-current (Note 7)	813	4,247
Non-controlling interest put options (Note 8)	12,906	13,634
Contingent consideration (Note 8)	10,856	—
Deferred tax liabilities	46,477	46,669
Provisions, non-current	2,958	3,069
Other liabilities	11,559	8,300
Total liabilities	825,770	753,512

EQUITY
Capital stock (Note 7)	354,559	354,559
Contributed surplus	17,449	16,782
Deficit	(82,367)	(87,899)
Accumulated other comprehensive loss	(41,513)	(22,702)
Total equity attributable to Company shareholders	248,128	260,740
Non-controlling interests	11,161	11,488
Total equity	259,289	272,228
Total liabilities and equity	1,085,059	1,025,740
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2020
(In US dollars, tabular amounts in thousands, except per share data and as otherwise noted)
(Unaudited)
1 - GENERAL BUSINESS DESCRIPTION
Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Québec, Canada and in Sarasota, Florida, U.S.A. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau DuMoulin LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.
The Parent Company and its subsidiaries (together referred to as the “Company”) develop, manufacture and sell a variety of paper-and-film based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and packaging machinery for industrial and retail use.
Intertape Polymer Group Inc. is the Company’s ultimate parent.
2 - ACCOUNTING POLICIES
Basis of Presentation and Statement of Compliance
The unaudited interim condensed consolidated financial statements (“financial statements”) present the Company’s consolidated balance sheets as of March 31, 2020 and December 31, 2019, as well as its consolidated earnings, comprehensive income, change in equity and cash flows for the three months ended March 31, 2020 and 2019.
These financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and are expressed in United States (“US”) dollars. Accordingly, certain information and footnote disclosures normally included in annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These financial statements use the same accounting policies, except for the adoption of the new standard described below, and use the same methods of computation as compared with the Company’s most recent annual audited consolidated financial statements, except for (i) the estimate of the provision for income taxes, which is determined in these financial statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense of the interim period, which may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes, and (ii) the re-measurement of the defined benefit liability, which is required at year-end and if triggered by plan amendment or settlement during interim periods.
These financial statements reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature.
These financial statements were authorized for issuance by the Company’s Board of Directors on May 12, 2020.
Critical Accounting Judgments, Estimates and Assumptions
The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in these financial statements were the same as those applied in the Company’s most recent annual audited consolidated financial statements other than (as noted above) the accounting policies and methods of computation for the estimate of the provision for income taxes and the re-measurement of the defined benefit liability.
Beginning in December 2019 in China, a new strain of the coronavirus (COVID-19) spread rapidly through the world, including the United States, Canada, India and Europe (where, collectively, significant portions of the Company’s operations are located and its sales occur). The impact of the virus varies from region to region and from day to day. The Company is closely monitoring the impacts of the COVID-19 pandemic as a trigger for changes in critical accounting judgments, estimates and assumptions. As of March 31, 2020, there were no material impairments, changes to allowance for credit losses, restructuring charges or other changes in critical accounting judgments, estimates and assumptions that it can directly attribute to COVID-19 or otherwise.
New Standards Adopted as of January 1, 2020

On March 29, 2018, the IASB issued its revised Conceptual Framework for Financial Reporting ("Conceptual Framework"). This replaces the previous version of the Conceptual Framework issued in 2010. The revised Conceptual Framework became effective on January 1, 2020. The revised Conceptual Framework does not constitute a substantial revision from the previously effective guidance but does provide additional guidance on topics not previously covered such as presentation and disclosure, revised definitions of an asset and a liability, as well as new guidance on measurement and derecognition. There was no material impact to the Company’s financial statements as a result of adopting the revised Conceptual Framework.

On September 26, 2019, the IASB published Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7) in response to the ongoing reform of interest rate benchmarks around the world. The objective of the amendments is to modify specific hedge accounting requirements so that entities would apply those hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows of the hedging instrument are based is not altered as a result of interest rate benchmark reform. The amendments became effective on January 1, 2020. There was no material impact to the Company’s financial statements as a result of adopting Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7).

In the current year, the Company has applied a number of other amendments to IFRS Standards and Interpretations issued by the IASB that are effective for an annual period that begins on or after January 1, 2020. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

New Standards and Interpretations Issued but Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s financial statements, are detailed as follows:

On January 23, 2020, the IASB published Classification of Liabilities as Current or Non-current (Amendments to IAS 1), which includes narrow-scope amendments to IAS 1 Presentation of Financial Statements. The objective of the amendments is to clarify how to classify debt and other liabilities as current or non-current depending on the rights that exist at the end of the reporting period. The amendments include clarifying the classification requirements for debt a company might settle by converting it into equity. The amendments are effective on January 1, 2022 and will be applied retrospectively. Management is currently assessing but has not yet determined the impact on the Company’s financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

3 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS
The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings:

	Three months ended March 31,
	2020	2019
	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	59,481	54,384
Share-based compensation benefit (Note 7)	(3,952)	(1,436)
Pension, post-retirement and other long-term employee benefit plans:
Defined benefit plans	541	516
Defined contributions plans	316	2,417
	56,386	55,881

Finance costs - Interest
Interest on borrowings and lease liabilities	7,506	8,152
Amortization of debt issue costs on borrowings	300	298
Interest capitalized to property, plant and equipment	(8)	(757)
	7,798	7,693

Finance costs (income) - Other income, net
Foreign exchange gain	(1,668)	(1,200)
Other costs, net	536	545
	(1,132)	(655)

Additional information
Depreciation of property, plant and equipment	12,378	12,135
Amortization of intangible assets	2,623	2,534
Impairment of assets, net	812	263
4 - INCOME TAXES
The calculation of the Company’s effective tax rate is as follows:

	Three months ended March 31,
	2020	2019
Income tax expense	$3,236	$4,071
Earnings before income tax expense	$17,412	$14,603
Effective tax rate	18.6%	27.9%

The decrease in the effective tax rate in the three months ended March 31, 2020 as compared to the same period in 2019 was primarily due to a favourable mix of earnings between jurisdictions and favourable treatment of interest deductions related to the restructuring of intercompany debt.

5 - EARNINGS PER SHARE
The weighted average number of common shares outstanding is as follows:

	Three months ended March 31,
	2020	2019
Basic	59,009,685	58,652,366
Effect of stock options	65,908	271,741
Diluted	59,075,593	58,924,107

For the three months ended March 31, 2020 and 2019, the number of stock options that were anti-dilutive and not included in diluted earnings per share calculations were 613,401 and 242,918, respectively.
6 - COMMITMENTS
The following table summarizes information related to commitments to purchase machinery and equipment:

	March 31, 2020	December 31, 2019
Commitments to purchase machinery and equipment	$8,669	$8,991
7 - CAPITAL STOCK
Common Shares
The Company’s common shares outstanding as of March 31, 2020 and December 31, 2019 was 59,009,685.
Dividends
The cash dividends paid during the period were as follows:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment (1)
March 12, 2020	March 31, 2020	$0.1475	March 23, 2020	59,009,685	$8,807

(1)	The aggregate dividend payment amount presented in the table above has been adjusted for the impact of foreign exchange rates on cash payments to shareholders.
Share Repurchases
Under the Company’s normal course issuer bid (“NCIB”), the Company has the ability to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices over the twelve-month period starting on July 23, 2019 and ending on July 22, 2020.
There were no shares repurchased during the three months ended March 31, 2020 and 2019. As of March 31, 2020 and 2019, there were 4,000,000 and 3,782,900 common shares available for repurchase under the NCIB, respectively.
There were no shares repurchased under the NCIB as of May 12, 2020.

Stock Options
The following tables summarize information related to stock options (in Canadian dollars ("CDN") where indicated):

	Three months ended March 31,
	2020	2019
Stock options granted	1,533,183	392,986
Weighted average exercise price per stock option granted	CDN$7.94	CDN$17.54
Stock options exercised	—	(17,500)
Weighted average exercise price per stock option exercised	—	CDN$12.11
Stock options cancelled/forfeited	(37,500)	—
Weighted average exercise price per stock option cancelled/forfeited	CDN$12.55	—

March 31, 2020
Stock options outstanding	2,506,584
Weighted average exercise price per stock option outstanding	CDN$11.32
The weighted average fair value of stock options granted was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

	Three months ended March 31,
	2020	2019
Expected life	5.5 years	4.9 years
Expected volatility (1)	34.18%	29.79%
Risk-free interest rate	0.75%	1.44%
Expected dividends	10.79%	4.27%
Stock price at grant date	CDN$7.94	CDN$17.54
Exercise price of awards	CDN$7.94	CDN$17.54
Foreign exchange rate USD to CDN	1.4526	1.3380

(1)	Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant.

Restricted Share Units
The following tables summarize information related to restricted share units ("RSUs"):

	Three months ended March 31,
	2020	2019
RSUs granted	281,326	120,197
Weighted average fair value per RSU granted	$6.07	$13.74
RSUs forfeited	(839)	—

March 31, 2020
RSUs outstanding	505,091
Weighted average fair value per RSU outstanding	$6.38

Deferred Share Units
The following tables summarize information related to deferred share units ("DSUs"):

	Three months ended March 31,
	2020	2019
DSUs granted	6,274	—
Weighted average fair value per DSU granted	$6.38	$—

March 31, 2020
DSUs outstanding	277,701
Weighted average fair value per DSU outstanding	$6.38

Performance Share Units
The following table summarizes information about performance share units ("PSUs"):

	Three months ended March 31,
	2020	2019
PSUs granted	694,777	291,905
Weighted average fair value per PSU granted	$5.59	$14.28
PSUs forfeited	(2,516)	—
PSUs cancelled by performance factor (1)	(346,887)	(371,158)

(1)
The following table provides further information regarding the PSUs settled and adjusted by performance factor included in the table above. The number of "Target Shares" reflects 100% of the PSUs granted and the number of PSUs settled reflects the performance adjustments to the Target Shares.

Grant Date	Date Settled	Target Shares	Performance	PSUs settled
March 21, 2016	March 21, 2019	371,158	0%	—
March 20, 2017	March 20, 2020	346,887	0%	—
Grant details for PSUs granted subsequent to December 31, 2019:
The number of PSUs granted subsequent to December 31, 2019 which will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:

•
25% based on the Company's total shareholder return ("TSR") ranking relative to the S&P North America SmallCap Materials (Industry Group) Index (the "Index Group") over the measurement period as set out in the table below;

•	25% based on the Company's TSR ranking relative to a specified peer group of companies ("Peer Group") over the measurement period as set out in the table below; and

•	50% based on the Company's average return on invested capital over the measurement period as compared to internally developed thresholds (the “ROIC Performance”) as set out in the table below.

Grant details for PSUs granted subsequent to December 31, 2017 and prior to December 31, 2019:
The number of PSUs granted subsequent to December 31, 2017 and prior to December 31, 2019 which will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:

•	50% based on the Company's TSR ranking relative to the Peer Group over the measurement period as set out in the table below; and

•	50% based on the Company's the ROIC Performance as set out in the table below.
The relative TSR performance adjustment factor is determined as follows:

TSR Ranking Relative to the Index Group/Peer Group	Percent of Target Shares Vested
90th percentile or higher	200%
75th percentile	150%
50th percentile	100%
25th percentile	50%
Less than the 25th percentile	0%
The ROIC Performance adjustment factor is determined as follows:

ROIC Performance	Percent of Target Shares Vested
1st Tier	0%
2nd Tier	50%
3rd Tier	100%
4th Tier	150%
The TSR performance and ROIC Performance adjustment factors between the numbers set out in the two tables above are interpolated on a straight-line basis.
The performance period is the period from January 1st in the year of grant through December 31st of the third calendar year following the date of grant. The PSUs are expensed over the vesting period beginning from the date of grant through February 15th of the fourth calendar year following the date of grant.
The weighted average fair value of PSUs granted was based 50% on the five-day VWAP of the common shares of the Company at grant date and 50% on an estimated value derived using the Monte Carlo simulation model implemented in a risk-neutral framework considering the following weighted average assumptions:

	Three months ended March 31,
	2020	2019
Expected life	3 years	3 years
Expected volatility(1)	36%	25%
US risk-free interest rate	0.30%	2.36%
Canadian risk-free interest rate	0.59%	1.60%
Expected dividends(2)	0%	0%
Performance period starting price(3)	CDN$16.25	CDN$16.36
Closing stock price on TSX as of the estimation date	CDN$7.24	CDN$18.06

(1)	Expected volatility was calculated based on the daily dividend adjusted closing price change on the TSX for a term commensurate with the expected life of the grant.

(2)
A participant receives a cash payment from the Company upon PSU settlement that is equivalent to the number of settled PSUs multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the settlement date. As such, there is no impact from expected future dividends in the Monte Carlo simulation model.

(3)	The performance period starting price is measured as the volume weighted average price for the common shares of the Company on the TSX on the grant date.

The following table summarizes information about PSUs outstanding as of:

March 31, 2020
PSUs outstanding	1,246,460
Weighted average fair value per PSU outstanding	$5.83
Based on the Company’s current performance adjustment factors, the number of PSUs earned if all of the outstanding PSUs were to be settled at March 31, 2020 would be as follows:

Grant Date	Performance
March 21, 2018	81.2%
March 21, 2019	43.1%
March 23, 2020	62.6%
Summary of Share-based Compensation Expense (Benefit) and Share-based Compensation Liabilities
The following table summarizes share-based compensation expense (benefit) recorded in earnings in selling, general and administrative expense:

	Three months ended March 31,
	2020	2019
	$	$
Stock options	167	110
PSUs	(2,139)	(1,989)
RSUs	(564)	230
DSUs	(1,416)	213
	(3,952)	(1,436)
The following table summarizes share-based compensation liabilities, including dividend equivalents, recorded in the consolidated balance sheets as of:

	March 31, 2020	December 31, 2019
	$	$
Share-based compensation liabilities, current
PSUs(1)	1,621	1,291
RSUs(1)	572	200
DSUs(2)	1,795	3,457
Total share-based compensation liabilities, current	3,988	4,948

Share-based compensation liabilities, non-current
PSUs(1)	564	3,055
RSUs(1)	249	1,192
Total share-based compensation liabilities, non-current	813	4,247

(1)	Includes dividend equivalents accrued.

(2)	Includes dividend equivalent grants and effect of DSUs received in lieu of cash for directors' fees not yet granted.

8 - FINANCIAL INSTRUMENTS
Classification and Fair Value of Financial Instruments
The carrying amounts of the following financial assets and liabilities are considered a reasonable approximation of fair value given their short maturity periods:

•	cash

•	trade receivables

•	supplier rebates and other receivables

•	accounts payable and accrued liabilities (excluding employee benefits)
Borrowings

The fair value of the Company's $250 million senior unsecured notes issued in October 2018 ("Senior Unsecured Notes") is based on the trading levels and bid/offer prices observed by a market participant. As of March 31, 2020 and December 31, 2019, the Senior Unsecured Notes had a carrying value, including unamortized debt issuance costs, of $246.2 million and $245.7 million, respectively, and a fair value of $239.7 million and $264.7 million, respectively.

The Company's borrowings, other than the Senior Unsecured Notes, consist primarily of variable rate debt. The corresponding fair values are estimated using observable market interest rates of similar variable rate loans with similar risk and credit standing. Accordingly, the carrying amounts are considered to be a reasonable approximation of the fair values.

As of March 31, 2020 and December 31, 2019, the Company categorizes its borrowings as Level 2 on the three-level fair value hierarchy.
Interest Rate Swaps
The Company measures the fair value of its interest rate swap agreements using discounted cash flows. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of a reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.
As of March 31, 2020, and December 31, 2019, the Company categorizes its interest rate swaps as Level 2 on the three-level fair value hierarchy, meaning that the fair value is estimated using a valuation technique based on unobservable market data, either directly or indirectly.
Non-Controlling Interest Put Options
In connection with the acquisition of Airtrax Polymers Private Limited on May 11, 2018, the Company, through its partially owned subsidiary, Capstone Polyweave Private Limited ("Capstone"), is party to a shareholders’ agreement that contains put options, which provide each of the non-controlling interest shareholders of Capstone with the right to require the Company to purchase their retained interest at a variable purchase price following a five-year lock-in period following the date of acquisition. The agreed-upon purchase price is equal to the fair market valuation as determined through a future negotiation or, as needed, a valuation to be performed by an independent and qualified expert at the time of exercise. During the three months ended March 31, 2020 and 2019, the non-controlling interest put options obligation was remeasured due to changes in exchange rates resulting in a $0.7 million reduction and less than a $0.1 million increase, respectively, in the liability and a corresponding gain and loss recorded in finance costs (income) in other income, net. As of March 31, 2020 and December 31, 2019, the amount recorded on the consolidated balance sheet for this obligation is $12.9 million and $13.6 million, respectively.
The Company categorizes its non-controlling interest put options as Level 3 of the fair value hierarchy, meaning that the fair value is estimated using a valuation technique based on unobservable market data. Details of inputs used in this valuation technique have been disclosed in the Company's audited consolidated financial statements and notes thereto as of December 31, 2019.
Contingent Consideration

In connection with the Nortech Acquisition (defined in Note 9), the Company may be required to pay additional future consideration to the former owners of Nortech (defined in Note 9) of up to $12.0 million based on the achievement of certain designated financial metrics following the two-year anniversary of the acquisition date. Management estimated the fair value of the contingent consideration and recorded a corresponding liability on the consolidated balance sheet at its net present value on the date of acquisition in the amount of $10.8 million.

The fair value of the contingent consideration is reassessed at each reporting date with changes recognized in earnings in finance costs in other income, net. As of March 31, 2020, the fair value was estimated to be $10.9 million after increases resulting from net present value discounting.
The Company categorizes its contingent consideration as Level 3 of the fair value hierarchy, meaning that the fair value is estimated using a valuation technique based on unobservable market data. The Company measures the fair value of its contingent consideration by estimating the present value of future net cash outflows from the settlement of earn-out related provisions contained within the Nortech asset purchase agreement. These provisions require the Company to pay up to $12.0 million to the former owners of Nortech should the acquired assets generate an excess of various profit thresholds defined in the asset purchase agreement, and to be measured over the two-year period following the date of acquisition.
The fair value estimations as of the date of acquisition and as of March 31, 2020 were calculated using significant unobservable inputs including estimations of undiscounted future profits to be generated by Nortech, which management has estimated to be in excess of $12.5 million over the two-year period following the date of acquisition. A discount rate of 5.38% was also used in estimating the net present value of the $12.0 million estimated future cash outflows. The discount rate represents the Company's estimated incremental borrowing rate as of the date of acquisition and through the date of maturity for the obligation. The fair value of the liability is sensitive to changes in projected profits and thereby, future cash outflows, and the discount rate applied to those future cash outflows, which could have resulted in a higher or lower fair value measurement. Refer to Note 9 for further discussion of the Nortech Acquisition.
A reconciliation of the carrying amount of financial instruments classified within Level 3 follows for the period ended:

	Non-controlling interest put options	Contingent consideration
	$	$
Balance as of December 31, 2019	13,634	—
Contingent consideration resulting from the Nortech Acquisition	—	10,806
Increases resulting from net present value discounting	—	50
Net foreign exchange differences	(728)	—
Balance as of March 31, 2020	12,906	10,856
Interest Rate Swap Agreements
The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates on its variable rate borrowings. To minimize the potential long-term cost of floating rate borrowings, the Company entered into interest rate swap agreements.
The Company was party to the following interest rate swap agreements as of March 31, 2020 :

Effective Date	Maturity	Notional Amount $	Settlement	Fixed interest rate paid %
Qualifying cash flow hedges:
June 8, 2017	June 20, 2022	40,000	Monthly	1.7900
August 20, 2018	August 18, 2023	60,000	Monthly	2.0450

The following table summarizes activity related to interest rate swap agreements designated as hedging instruments :

	Three months ended March 31,
	2020	2019
	$	$
Loss from change in fair value of the interest rate swap agreements designated as hedging instruments recognized in OCI (1)	(3,586)	(1,382)
Deferred tax benefit on change in fair value of the interest rate swap agreements designated as hedging instruments recognized in OCI	614	279
Amounts reclassified from cash flow hedging reserve to earnings (2)	—	(85)

(1)	The hedging loss recognized in other comprehensive income ("OCI") before tax is equal to the change in fair value used for measuring effectiveness. There is no ineffectiveness recognized in earnings.

(2)	Reclassification of unrealized gains from OCI as a result of the discontinuation of hedge accounting for certain interest rate swap agreements.

The following table summarizes balances related to interest rate swap agreements designated as hedging instruments as of:

	March 31, 2020	December 31, 2019
	$	$
Carrying amount included in other liabilities	4,925	1,339
Cumulative loss in cash flow hedge reserve, included in OCI, for continuing hedges	(4,042)	(1,070)
Hedge of net investment in foreign operations
A foreign currency exposure arises from the Parent Company's net investment in its USD functional currency subsidiary, IPG (US) Holdings Inc. The risk arises from the fluctuations in the USD and CDN current exchange rate, which causes the amount of the net investment in IPG (US) Holdings Inc. to vary. The Company's Senior Unsecured Notes are being used to hedge the Company’s exposure to the USD foreign exchange risk on this investment.
The changes in value related to the Senior Unsecured Notes designated as a hedging instrument, in the hedge of a net investment, are as follows:

	Three months ended March 31,
	2020	2019
	$	$
(Loss)/gain from change in value of the Senior Unsecured Notes used for calculating hedge ineffectiveness	(19,984)	5,340
(Loss)/gain from Senior Unsecured Notes recognized in OCI	(19,984)	4,681
Gain from hedge ineffectiveness recognized in earnings in finance costs (income) in other income, net	—	647
Foreign exchange gains recognized in cumulative translation adjustments in the statement of changes in equity	—	12
Deferred tax benefit on change in value of the Senior Unsecured Notes recognized in OCI	45	—

The notional and carrying amounts of the Senior Unsecured Notes are as follows:

	March 31, 2020	December 31, 2019
	$	$
Notional amount	250,000	250,000
Carrying amount	246,167	245,681

The amounts related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item in the hedge of a net investment, are as follows:

	Three months ended March 31,
	2020	2019
	$	$
Gain/(loss) from change in value of IPG (US) Holdings, Inc. used for calculating hedge ineffectiveness	19,984	(4,681)

The cumulative amounts included in the foreign currency translation reserve related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item in the hedge of a net investment, is as follows:

	March 31, 2020	December 31, 2019
	$	$
Cumulative (loss) gain included in foreign currency translation reserve in OCI	(19,125)	859

9 - BUSINESS ACQUISITION AND GOODWILL
Nortech Packaging Acquisition
On February 11, 2020, the Company acquired substantially all of the operating assets of Nortech Packaging LLC and Custom Assembly Solutions, Inc. (together "Nortech") for an estimated aggregate purchase price of approximately $47.5 million, net of cash balances acquired ("Nortech Acquisition"). This amount is subject to certain post-closing adjustments and includes potential earn-out consideration of up to $12.0 million, contingent upon certain future performance measures of the acquired assets to be determined following the two-year anniversary of the acquisition date.Excluding working capital adjustments, cash balances acquired and the contingent consideration noted above, the purchase price was $36.5 million.The former owners of Nortech have in escrow $4.7 million related to customary representations, warranties and covenants in the Nortech purchase agreement, which contains customary indemnification provisions.
Nortech manufactures, assembles and services automated packaging machines under the Nortech Packaging and Tishma Technologies brands. The acquisition expands the Company’s product bundle into technologies that the Company believes are increasingly critical to automation in packaging.
The transaction is being accounted for using the acquisition method of accounting, and the Company expects a significant part of the purchase price to be allocated to goodwill and intangible assets. Management is in the process of measuring and allocating purchase proceeds and contingent consideration to the opening balance sheet based on estimated fair values and is therefore not yet able to provide a full breakout of the purchase price allocation due to the timing of the acquisition and the expected post-closing working capital adjustments which have not taken place as of the authorization date of the financial statements.

The net consideration transferred on the closing date for the acquisition described above was as follows:

February 11, 2020
$
Consideration paid in cash	37,141
Estimated fair value of contingent consideration (1)	10,806
Consideration transferred	47,947
Less: cash balances acquired	485
Consideration transferred, net of cash acquired	47,462

(1)
The gross contractual contingent consideration amount of $12.0 million is included in the gross consideration total at its net present value, which is discounted over two years using a calculated rate of 5.38%. Refer to Note 8 for further discussion of this financial liability and inputs used in management's estimation of fair value.

The preliminary fair values of net identifiable assets acquired at the date of acquisition were as follows:

February 11, 2020
$
Current assets
Cash	485
Trade receivables (1)	3,304
Inventories	5,956
Other current assets	438
Property, plant and equipment	1,178
11,361
Current liabilities
Accounts payable and accrued liabilities	10,373
Borrowings, current	143
Borrowings, non-current	5
10,521
Fair value of net identifiable assets acquired	840

(1)
The gross contractual amounts receivable were $3.6 million. As of March 31, 2020, the Company has collected approximately $1.7 million of the outstanding trade receivables and expects to collect $1.6 million of the remaining uncollected amounts.

The preliminary fair value of goodwill at the date of acquisition was as follows:

February 11, 2020
$
Consideration transferred	47,947
Less: fair value of net identifiable assets acquired	840
Goodwill	47,107

Goodwill recognized is primarily related to growth expectations, expected revenue synergies, and expected future profitability. The Company expects all of the recorded goodwill to be deductible for income tax purposes.

The Nortech Acquisition’s impact on the Company’s consolidated earnings was as follows:

February 12 through March 31, 2020
$
Revenue	2,006
Net earnings	—

Had the Nortech Acquisition been effective as of January 1, 2020, the impact on the Company’s consolidated earnings would have been as follows:

Three Months Ended March 31, 2020
$
Revenue	6,756
Net earnings	771

The Company's acquisition-related costs of $0.9 million are excluded from the consideration transferred and $0.1 million of these costs is included in the Company’s consolidated earnings primarily in selling, general and administrative expenses for the three months ended March 31, 2020.
The following table outlines the changes in goodwill during the period:

Total
$
Balance as of December 31, 2019	107,677
Acquired through Nortech Acquisition	47,107
Foreign exchange	(2,416)
Balance as of March 31, 2020	152,368
10 - POST REPORTING EVENTS
Non-Adjusting Events

•
On May 12, 2020, the Company declared a quarterly cash dividend of $0.1475 per common share payable on June 30, 2020 to shareholders of record at the close of business on June 15, 2020. The estimated amount of this dividend payment is $8.7 million based on 59,009,685 of the Company’s common shares issued and outstanding as of May 12, 2020.

•
The impact of the COVID-19 pandemic varies from region to region and from day to day, but generally has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures have included the implementation of travel bans, closure of certain non-essential businesses, and self-imposed quarantine periods and social distancing, which have caused material disruption to businesses globally and have resulted in an economic slowdown. Global equity markets have experienced significant volatility, and governments have reacted with significant interventions designed to stabilize economic conditions. There is still significant uncertainty regarding the macroeconomic impact of, efficacy of governments’ responses to, and longevity of COVID-19. Given the dynamic nature of this outbreak (including its impact on the global economy and the applicable governmental responses), however, the extent to which the COVID-19 pandemic may impact global corporations, including the Company, remains highly uncertain and cannot be accurately predicted at this time.

No other significant adjusting or non-adjusting events have occurred between the reporting date of these financial statements and the date of authorization.

Form 52-109F2
Certification of Interim Filings
Full Certificate
I, Gregory A.C. Yull, Chief Executive Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:

1.
Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended March 31, 2020.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.
Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(a)	material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(b)
information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

5.1
Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).

5.2	ICFR – material weakness relating to design: N/A

5.3	Limitation on scope of design: The issuer has disclosed in its interim MD&A

(a)	the fact that the issuer’s other certifying officer(s) and I have limited the scope of our design of DC&P and ICFR to exclude controls, policies and procedures of:
(i) N/A;
(ii) N/A; or
(iii) a business that the issuer acquired not more than 365 days before the last day of the period covered by the interim filings;

(b)	summary financial information about business that the issuer acquired that has been consolidated in the issuer’s financial statements.

6.
Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on January 1, 2020 and ended on March 31, 2020 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 13th day of May, 2020.

By: /s/ Gregory A.C. Yull
Gregory A.C. Yull
Chief Executive Officer

Form 52-109F2
Certification of Interim Filings
Full Certificate
I, Jeffrey Crystal, Chief Financial Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:

1.
Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended March 31, 2020.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.
Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(a)	material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(b)
information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

5.1
Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).

5.2ICFR – material weakness relating to design: N/A

5.3	Limitation on scope of design: The issuer has disclosed in its interim MD&A

a.	the fact that the issuer’s other certifying officer(s) and I have limited the scope of our design of DC&P and ICFR to exclude controls, policies and procedures of:
(i) N/A;
(ii) N/A; or
(iii) a business that the issuer acquired not more than 365 days before the last day of the period covered by the interim filings;

b.	summary financial information about business that the issuer acquired that has been consolidated in the issuer’s financial statements.

6.
Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on January 1, 2020 and ended on March 31, 2020 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 13th day of May, 2020.

By: /s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer